[Letterhead of Goodwin Procter LLP]

June 18, 2008

VIA FAX, EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Attn: Ms. Kathleen Collins

Re:	ANSYS, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File no. 0-20853

Dear Ms. Collins:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” ) raised in your letter of June 17, 2008 to James E. Cashman III, President and Chief Executive Officer of the Company (the “Comment Letter”).

For your reference, the text of the Staff’s comment is reproduced below in italics. The Company’ s response to the comment immediately follows the reproduced text in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2007

Revenue Recognition, page 49

Note 2. Summary of Significant Accounting Policies

Comment 1:

We note your response to our prior comment 7 and your proposed revised disclosures regarding the Company’s accounting for service revenues. Please revise your disclosures further to include a discussion of the methods used in applying the proportional performance method (i.e. output and input-based estimates); how such estimates are determined and the types of arrangements where each estimate is applied as discussed in your response.

Ms. Kathleen Collins

Securities and Exchange Commission

June 18, 2008

Response 1:

The Company acknowledges the Staff’s comment and advises the Staff that it will expand the discussion regarding its revenue recognition policy in future filings, as follows: “Revenue from training, support and other services is recognized as the services are performed. The Company applies the specific performance method to contracts in which the service consists of a single act, such as providing a training class to a customer, and the proportional performance method to other service contracts that are longer in duration and often include multiple acts (for example, both training and consulting). In applying the proportional performance method, the Company typically utilizes output-based estimates for services with contractual billing arrangements that are not based on time and materials, and estimates output based on the total tasks completed as compared to the total tasks required for each work contract. Input-based estimates are utilized for services that involve general consultations with contractual billing arrangements based on time and materials, utilizing direct labor as the input measure.”

Other

Comment 2:

We note your disclosures in the Company’s response letter where your legal counsel indicates that “the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and the Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.” Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, please provide these acknowledgments, in writing, that includes a signature of a representative of the Company.

Response 2:

The required written acknowledgements are attached to this response letter and signed by Sheila S. DiNardo, the Company’s Vice President, General Counsel and Secretary.

* * * * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1633 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Joseph L. Johnson III

Joseph L. Johnson III, Esq.
Goodwin Procter LLP

cc:	Sheila S. DiNardo, Esq.

ANSYS, Inc.

[Letterhead of ANSYS, Inc.]

June 18, 2008

VIA FAX, EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Attn: Ms. Kathleen Collins

Re:	ANSYS, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File no. 0-20853

Dear Ms. Collins:

With respect to the referenced filings and the letter of even date herewith addressed to you by our counsel, Goodwin Procter LLP, ANSYS, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Sheila S. DiNardo

Sheila S. DiNardo, Esq.
ANSYS, Inc.